UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*



                                    XA, INC.
 -------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
 -------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    983674102
 -------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                               MR. STEVEN B. SANDS
                           90 PARK AVENUE, 31ST FLOOR
                            NEW YORK, NEW YORK 10016
                                 (212) 697-5200
 -------------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                 AUGUST 8, 2006
 -------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SS.SS. 240.13D-1(E), 240.13D-1(F) OR 240.13D-1(G), CHECK THE FOLLOWING BOX. |_|

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE SS.240. 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

(*) THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 (THE "ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP NO. 983674102                SCHEDULE 13D                     Page 2 of 12
--------------------------------------------------------------------------------

1     NAMES OF REPORTING PERSONS: STEVEN B. SANDS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                 (a) |_|
                                 (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
                                 AF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                 |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                 United States
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER
                                 0
                  --------------------------------------------------------------
NUMBER OF         8      SHARED VOTING POWER
SHARES                           2,174,999
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          9      SOLE DISPOSITIVE POWER
EACH                             0
REPORTING         --------------------------------------------------------------
PERSON            10     SHARED DISPOSITIVE POWER
WITH                             2,174,999
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 2,174,999
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                 |_|
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 36.5%*
      (Based on 3,777,250 shares of Common Stock issued and outstanding on May 10, 2006.)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                 IN
--------------------------------------------------------------------------------

CUSIP NO. 983674102                SCHEDULE 13D                     Page 3 of 12
--------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS: SANDS BROTHERS VENTURE CAPITAL LLC
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                 (a) |_|
                                 (b) |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
                                 WC
--------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D)
      OR 2(E)                    |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                                 New York
--------------------------------------------------------------------------------
                  7.     SOLE VOTING POWER
                                 43,500
                  --------------------------------------------------------------
NUMBER OF         8.     SHARED VOTING POWER
SHARES                           0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          9.     SOLE DISPOSITIVE POWER
EACH                             43,500
REPORTING         --------------------------------------------------------------
PERSON            10.    SHARED DISPOSITIVE POWER
WITH                             0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 43,500
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                 |_|
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 1.1%
      (Based on 3,777,250 shares of Common Stock issued and outstanding on May 10, 2006.)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                 OO
--------------------------------------------------------------------------------

CUSIP NO. 983674102                SCHEDULE 13D                     Page 4 of 12
--------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS: SANDS BROTHERS VENTURE CAPITAL I LLC
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                     (a) |_|
                                     (b) |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
                                 WC
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                 |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                                 New York
--------------------------------------------------------------------------------
                  7.     SOLE VOTING POWER
                                 174,000
                  --------------------------------------------------------------
NUMBER OF         8.     SHARED VOTING POWER
SHARES                           0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          9.     SOLE DISPOSITIVE POWER
EACH                             174,000
REPORTING         --------------------------------------------------------------
PERSON            10.    SHARED DISPOSITIVE POWER
WITH                              0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 174,000
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                 |_|
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 4.4%
      (Based on 3,777,250 shares of Common Stock issued and outstanding on May 10, 2006.)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                 OO
--------------------------------------------------------------------------------

CUSIP NO. 983674102                SCHEDULE 13D                     Page 5 of 12
--------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS: SANDS BROTHERS VENTURE CAPITAL III LLC
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                 (a) |_|
                                 (b) |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
                                 WC
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                 |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                                 New York
--------------------------------------------------------------------------------
                  7.     SOLE VOTING POWER
                                 1,348,499
                  --------------------------------------------------------------
NUMBER OF         8.     SHARED VOTING POWER
SHARES                           0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          9.     SOLE DISPOSITIVE POWER
EACH                             1,348,499
REPORTING         --------------------------------------------------------------
PERSON            10.    SHARED DISPOSITIVE POWER
WITH                             0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 1,348,499
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                 |_|
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 26.3%
      (Based on 3,777,250 shares of Common Stock issued and outstanding on May 10, 2006.)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                 OO
--------------------------------------------------------------------------------

CUSIP NO. 983674102                SCHEDULE 13D                     Page 6 of 12
--------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS: SANDS BROTHERS VENTURE CAPITAL IV LLC
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                 (a) |_|
                                 (b) |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
                                 WC
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                 |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                                 New York
--------------------------------------------------------------------------------
                  7.     SOLE VOTING POWER
                                 434,999
                  --------------------------------------------------------------
NUMBER OF         8.     SHARED VOTING POWER
SHARES                           0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          9.     SOLE DISPOSITIVE POWER
EACH                             434,999
REPORTING         --------------------------------------------------------------
PERSON            10. SHARED DISPOSITIVE POWER
WITH                             0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 434,999
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                 |_|
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 10.3%
      (Based on 3,777,250 shares of Common Stock issued and outstanding on May 10, 2006.)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                 OO
--------------------------------------------------------------------------------

CUSIP NO. 983674102                SCHEDULE 13D                     Page 7 of 12
--------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS: KATIE & ADAM BRIDGE PARTNERS, L.P.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                 (a) |_|
                                 (b) |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
                                 WC
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                 |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Delaware
--------------------------------------------------------------------------------
                  7.     SOLE VOTING POWER
                                 174,000
                  --------------------------------------------------------------
NUMBER OF         8.     SHARED VOTING POWER
SHARES                           0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          9.     SOLE DISPOSITIVE POWER
EACH                             174,000
REPORTING         --------------------------------------------------------------
PERSON            10.    SHARED DISPOSITIVE POWER
WITH                             0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 174,000
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                 |_|
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 4.4%
      (Based on 3,777,250 shares of Common Stock issued and outstanding on May 10, 2006.)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                 PN
--------------------------------------------------------------------------------

CUSIP NO. 983674102                SCHEDULE 13D                     Page 8 of 12
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

      The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.001 per share (the "Common Stock"), of XA, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is, John Hancock Center, 875 North Michigan Avenue, Suite 2626, Chicago, Illinois 60611.

ITEM 2.  IDENTITY AND BACKGROUND

      (a) This statement is being filed by: (i) Mr. Steven B. Sands; (ii) Sands Brothers Venture Capital LLC ("SBV"); (iii) Sands Brothers Venture Capital II LLC ("SBV-II"); (iv) Sands Brothers Venture Capital III LLC ("SBV-III"); (v) Sands Brothers Venture Capital IV LLC ("SBV-IV"); and (vi) Katie & Adam Bridge Partners, L.P. ("KAB"); (collectively, the "Reporting Persons"). The Reporting Persons are making a joint filing because they may be deemed to be a group pursuant to Section 13 of the Securities Exchange Act of 1934.

Mr. Steven B. Sands is the sole manager of each of the member-managers of SBV, SBV-II, SBV-III and SBV-IV Each member-manager of each of SBV, SBV-I, SBV-II, SBV-III and SBV-III and SBV-IV is owned by trusts for the benefit of members of the families of Steven B. Sands and Martin S. Sands. Neither Steven B. Sands nor Martin S. Sands serves as a trustee of these trusts or exercises control over these trusts. K & A Bridge Partners Corp., ("K&A Corp"), a Delaware corporation, is the corporate general partner of KAB. Mr. Steven B. Sands is the President and a director of, and his brother, Mr. Martin S. Sands is the Chairman, Vice President, Secretary, Treasurer and a director of, K & A Corp. K & A Corp. is owned by trusts for the benefit of members of Steven B. Sands' and Martin S. Sands' families. Neither Steven B. Sands nor Martin S. Sands serves as a trustee of these trusts or exercises control over these trusts.

Sands Brothers Asset Management, LLC ("SBAM"), a New York, limited liability company, is the investment advisor for each of SBV, SBV-II, SBV-III and SBV-IV. Mr. Steven B. Sands and Mr. Martin S. Sands are the co-chairmen of SBAM.

      (b) The address of each of the Reporting Persons is 90 Park Avenue, 31st Floor, New York, New York 10016.

      (c) The principal business of SBV, SBV-II, SBV-III, SBV-IV and KAB is that of a private investment entity engaging in the purchase and sale of securities.

      (d) None of the Reporting Persons has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)   Steven B. Sands is a United States citizen.
      SBV is a New York limited liability company.
      SBV-II is a New York limited liability company.
      SBV-III is a New York limited liability company.
      SBV-IV is a New York limited liability company.
      KAB is a Delaware limited partnership.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

The source of the funds invested by each of SBV, SBV-II, SBV-III, SBV-IV and KAB was their respective working capital.

CUSIP NO. 983674102                SCHEDULE 13D                     Page 9 of 12
--------------------------------------------------------------------------------

ITEM 4.  PURPOSE OF THE TRANSACTION.

Each of the Reporting Persons has acquired the securities covered by this schedule for investment purposes only. The Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may at any time review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Effective August 8, 2006, SBV, SBV-II, SBV-III, SBV-IV and KAB own collectively $1,250,000 principal amount of the Issuer's 11% Senior Subordinated Secured Convertible Promissory Notes due November 8, 2007 (the "Notes"). The principal and accrued interest of the Notes are convertible at any time prior to maturity at the option of the holder for shares of Common Stock of the Issuer at a conversion price equal to (subject to anti-dilution adjustments provided in the Note) the lesser of (i) $0.75, and (ii) fifty (50%) percent of the effective per share sale price of the Common Stock in any private offering pursuant to which the sale price of Common Stock is equal to or greater than $1.50 per share; provided, however, that the conversion price shall not be less than the $0.30 per share. Assuming a conversion price of $0.75, the Notes may be converted into approximately 1,666,666 shares of Common Stock of the Issuer. In addition, SBV, SBV-II, SBV-III, SBV-IV and KAB collectively own (a) warrants to purchase up to 175,000 shares of Common Stock at an exercise price of $1.10 per share, subject to adjustment; and (b) warrants to purchase up to 333,333 shares of Common Stock at a price of $0.30 per share, subject to adjustment. Accordingly, the aggregate number of shares issuable upon conversion of the Notes, assuming a conversion price of $0.75, and exercise of the warrants is approximately 2,174,999 shares.

Based upon the Issuer's Quarterly Report on Form 10-QSB filed with the SEC on May 15, 2006 that states that the Issuer had an aggregate of 3,777,250 shares of Common Stock outstanding, the Reporting Persons may be deemed to collectively own approximately 36.5% of the Issuer's Common Stock. Such percentage being based on 3,777,250 shares of Common Stock outstanding as adjusted by an increase of 2,174,999 shares to reflect the conversion or exercise, as appropriate, of the securities held by the Reporting Persons.

The Reporting Persons each expressly disclaim beneficial ownership, for all purposes, of the shares of Common Stock that may be deemed to be held by the other Reporting Persons, except as provided herein.

The following is a description of each Reporting Person's interest in the securities of the Issuer:

Because of his management positions with the member-managers of SBV, SBV-II, SBV-II, SBV-IV and with the general partner of KAB, Mr. Steven B. Sands may be deemed to share indirect beneficial ownership of: (a) $1,250,000 principal amount of the Notes of the Issuer; (b) warrants to purchase up to 175,000 shares of Common Stock at an exercise price of $1.10 per share, subject to adjustment; and (c) warrants to purchase up to 333,333 shares of Common Stock at a price of $0.30 per share, subject to adjustment. Assuming the conversion of the Notes at a conversion price of ($0.75 per share) and exercise of the warrants Mr. Steven
B. Sands may be deemed to have dispostive and voting power over 2,174,999 (36.5%) shares of Common Stock of the Issuer. All of such shares are owned directly by SBV, SBV-II, SBV-III, SBV-IV, and KAB, (whose ownership is described below). Mr. Steven B. Sands as the sole manager of the member-managers of SBV, SBV-II, SBV-III, SBV-IV, and as an officer of KAB's general partner, may be deemed to be the indirect beneficial owner of the securities of the Issuer held by SBV, SBV-II, SBV-III, SBV-IV, and KAB. Mr. Steven B. Sands has voting and dispositive power over such shares and acknowledges his relationships with each of SBV, SBV-II, SBV-III, SBV-IV, and KAB, but does not affirm that these entities constitute a group for reporting purposes under Section 13(d) of the Securities Act of 1934, as amended.

SBV is the beneficial owner of: (a) $25,000 principal amount of the Notes of the Issuer; (b) warrants to purchase up to 33,333 shares of Common Stock at an exercise price of $1.10 per share, subject to adjustment; and (c) warrants to purchase up to 6,667 shares of Common Stock at a price of $0.30 per share, subject to adjustment. Assuming the conversion of the Notes at a conversion price of ($0.75 per share) and exercise of the warrants held by SBV, SBV may be deemed to have shared dispostive and voting power over 43,500 (1.1%) shares of Common Stock of the Issuer.

CUSIP NO. 983674102                SCHEDULE 13D                    Page 10 of 12
--------------------------------------------------------------------------------

SBV-II is the beneficial owner of: (a) $100,000 principal amount of the Notes of the Issuer; (b) warrants to purchase up to 133,333 shares of Common Stock at an exercise price of $1.10 per share, subject to adjustment; and (c) warrants to purchase up to 40,667 shares of Common Stock at a price of $0.30 per share, subject to adjustment. Assuming the conversion of the Notes at a conversion price of ($0.75 per share) and exercise of the warrants held by SBV-II, SBV-II may be deemed to have shared dispostive and voting power over 174,000 (4.4%) shares of the Issuer's Common Stock.

SBV-III is the beneficial owner of: (a) $775,000 principal amount of the Notes of the Issuer; (b) warrants to purchase up to 1,033,333 shares of Common Stock at an exercise price of $1.10 per share, subject to adjustment; and (c) warrants to purchase up to 206,666 shares of Common Stock at a price of $0.30 per share, subject to adjustment. Assuming the conversion of the Notes at a conversion price of ($0.75 per share) and exercise of the warrants held by SBV-III, SBV-III may be deemed to have shared dispositive and voting power over 1,348,499 (26.3%) shares of the Common Stock of the Issuer.

SBV-IV is the beneficial owner of: (a) $250,000 principal amount of the Notes of the Issuer; (b) warrants to purchase up to 333,333 shares of Common Stock at an exercise price of $1.10 per share, subject to adjustment; and (c) warrants to purchase up to 101,666 shares of Common Stock at a price of $0.30 per share, subject to adjustment. Assuming the conversion of the Notes at a conversion price of ($0.75 per share) and exercise of the warrants held by SBV-IV, SBV-IV may be deemed to have shared dispositive and voting power over 434,999 (10.3%) shares of the Common Stock of the Issuer.

KAB is the beneficial owner of: (a) $100,000 principal amount of the Notes of the Issuer; (b) warrants to purchase up to 133,333 shares of Common Stock at an exercise price of $1.10 per share, subject to adjustment; and (c) warrants to purchase up to 40,667 shares of Common Stock at a price of $0.30 per share, subject to adjustment. Assuming the conversion of the Notes at a conversion price of ($0.75 per share) and exercise of the warrants held by KAB, KAB may be deemed to have shared dispositive and voting power over 174,000 (4.4%) shares of Common Stock of the Issuer.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Agreement among the Reporting Persons to file a single Statement on
Schedule 13D on behalf of each of them.

CUSIP NO. 983674102                SCHEDULE 13D                    Page 11 of 12
--------------------------------------------------------------------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and accurate.


Dated:  August 18, 2006                  /s/ Steven B. Sands
                                         ---------------------------------------
                                         Name: Steven B. Sands


                                         SANDS BROTHERS VENTURE CAPITAL LLC


Dated: August 18, 2006                   By: /s/ Scott A. Baily
                                             -----------------------------------
                                             Name:  Scott A. Baily
                                             Title: COO


                                         SANDS BROTHERS VENTURE CAPITAL II LLC


Dated: August 18, 2006                   By: /s/ Scott A. Baily
                                             -----------------------------------
                                             Name:  Scott A. Baily
                                             Title: COO


                                         SANDS BROTHERS VENTURE CAPITAL III LLC


Dated: August 18, 2006                   By: /s/ Scott A. Baily
                                             -----------------------------------
                                             Name:  Scott A. Baily
                                             Title: COO


                                         SANDS BROTHERS VENTURE CAPITAL IV LLC


Dated: August 18, 2006                   By: /s/ Scott A. Baily
                                             -----------------------------------
                                             Name:  Scott A. Baily
                                             Title: COO


                                         KATIE & ADAM BRIDGE PARTNERS, L.P.
                                         By: K&A Bridge Partners Corp., G.P.

Dated: August 18, 2006                   By: /s/ Steven B. Sands
                                             -----------------------------------
                                             Name:  Steven B. Sands
                                             Title:  President

CUSIP NO. 983674102                SCHEDULE 13D                    Page 11 of 12
--------------------------------------------------------------------------------

                                     EXHIBIT

      The undersigned hereby agree as follows:

      WHEREAS, the undersigned were and/or may be obligated to file Statements on Schedule 13D with the United States Securities and Exchange Commission (the "SEC") to report their beneficial ownership of the Common Stock of XA, Inc.;

      NOW, THEREFORE, the undersigned hereby agree that a single Statement on
Schedule 13D is to be filed with the SEC on behalf of each of them.

Dated:  August 18, 2006                  /s/ Steven B. Sands
                                         ---------------------------------------
                                         Name: Steven B. Sands


                                         SANDS BROTHERS VENTURE CAPITAL LLC


Dated: August 18, 2006                   By: /s/ Scott A. Baily
                                             -----------------------------------
                                             Name:  Scott A. Baily
                                             Title: COO

                                         SANDS BROTHERS VENTURE CAPITAL II LLC


Dated: August 18, 2006                   By: /s/ Scott A. Baily
                                             -----------------------------------
                                             Name:  Scott A. Baily
                                             Title: COO

                                         SANDS BROTHERS VENTURE CAPITAL III LLC


Dated: August 18, 2006                   By: /s/ Scott A. Baily
                                             -----------------------------------
                                             Name:  Scott A. Baily
                                             Title: COO


                                         SANDS BROTHERS VENTURE CAPITAL IV LLC


Dated: August 18, 2006                   By: /s/ Scott A. Baily
                                             -----------------------------------
                                             Name:  Scott A. Baily
                                             Title: COO


                                         KATIE & ADAM BRIDGE PARTNERS, L.P.
                                         By: K&A Bridge Partners Corp., G.P.

Dated: August 18, 2006                   By: /s/ Steven B. Sands
                                             -----------------------------------
                                             Name:  Steven B. Sands
                                             Title:  President